June 16, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                      Martin F. James
Kate Tillan
Mail Stop 6010

Re:          Cardima, Inc. (the “Company”)
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 15, 2008
File No. 000-22419

Dear Mr. James:

On behalf of the Cardima, Inc. (the “Company”), we hereby respond to the Staff’s comments raised in its May 19, 2008 letter (the “Comment Letter”).  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s response immediately follows.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 8A. Controls and Procedures, page 37

1.
Please refer to prior comment 1 and your proposed disclosure in Exhibit A of your response. Please revise the disclosure you include in the amended 10-K to indicate whether each of the identified items is a material weakness or a significant deficiency.

The Company will revise its amended Form 10-KSB/A in accordance with the Staff’s comments, substantially as follows:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2.
Provide reasonable assurance that transactions are recorded as necessary to permit  preparation of financial  statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007.  In  making  this  assessment, management  used  the  framework  set  forth  in the  report  entitled  Internal Control--Integrated   Framework   issued   by the   Committee   of   Sponsoring Organizations of the Treadway Commission, or (“COSO”).  The COSO framework summarizes each of the components of a company's internal control system, including (i) the control  environment,  (ii) risk  assessment,  (iii)  control  activities,  (iv) information and communication,  and (v) monitoring.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management's report in this annual report.

A Material weakness, as defined in standards established by the Public Company Accounting Oversight Board (United States), has been identified. A material weakness is a deficiency in internal control over financial reporting that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weakness consisted of inadequate levels of review of complex and judgmental accounting issues. Various audit adjustments were needed to correct errors resulting from this internal control deficiency, which manifested itself in the determination of loss on extinguishment of debt due to a debt modification as well as recording of convertible debentures. We did not have sufficient internal personnel and technical expertise to properly apply accounting principles to certain non-routine matters. As a result, we inappropriately applied the provisions of EITF Issue No. 96-19, “Debtor's Accounting for a Modification or Exchange of Debt Instruments”, EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” while conducting our annual analysis for debt modification and accounting of convertible debentures that led to an error that was identified and subsequently corrected. These adjustments are reflected in our audited financial statements for the year ended December 31, 2006 and 2007. In addition, during 2007, we became aware of the need to restate our financial statements due to the failure to consider the effects of loss on debt extinguishment and the recording of freestanding and embedded derivatives related to the issuance of convertible debt. These errors also represent an effect of the material weakness in review of complex and judgmental accounting issue. These adjustments are reflected in our audited financial statements for the year ended December 31, 2006 and 2007.

To address this material weakness, we continue to implement remediation plans, including the following:

•	We implemented increased levels of review of complex and judgmental accounting issues.
•	We initiated plan to add personnel with technical accounting expertise and began a search for qualified candidates.
•	We will be implementing a new policy and guidelines for increased, individualized professional development for finance and accounting personnel.

Because of the material weakness described above, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, we were not effective in maintaining (i) disclosure controls and procedures, or (ii) internal control over financial reporting.  PMB Helin Donovan, LLP, the registered public accounting firm that audited our financial statements included in the Form 10-KSB has not issued an attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007.

Although we are not required to disclose significant deficiencies, we have chosen to disclose those significant deficiencies, which if not corrected in the next year may become material weaknesses.

•	Segregation of duties: Certain Duties within our Financial Group were not properly segregated. Our then Controller/Interim Chief Financial Officer had the ability to direct other personnel within the finance group to initiate and enter manual journal entries in our books and records without authorization or review by other members of the financial organization. No audit adjustments to our audited financial statements for the year ended December 31, 2007 resulted from this significant deficiency.

•
Certain Controls Associated with the Financial Reporting and close process were not effective: Management’s review of certain quarterly and year-end accruals was not effective in 2007. Specifically, the review failed to identify that an accrual was not adequately supported by reasonable assumptions and sufficient documentation. We will be implementing new procedures during 2008 that require our financial group to collect, analyze and monitor all necessary and relevant supporting documentation for accrual balances and any adjustments. We also will be introducing additional procedures to ensure a more thorough review of financial data in the financial reporting and close process.

Management effected all audit adjustments identified by our independent registered public accounting firm, or otherwise identified, through the processes described above prior to the publication of our 2007 and 2006 audited financial statements.

MANAGEMENT'S REMEDIATION INITIATIVES

We are in the process of evaluating our material weakness and significant deficiencies. We have already begun to remediate the deficiencies as described above.  However, certain deficiencies will require additional people and might take longer to remediate.

In an effort to remediate the identified material weaknesses and the significant deficiencies and enhance our internal controls, we have initiated the following series of measures:

•
We have begun to search for a new Corporate Controller/Secretary, added additional staff to our financial department and have assigned to our CEO some of the duties of our previous interim CFO as of March 2008.

•	We have added two additional accounting staff in 2008 to allow for sufficient segregation of duties.

•
Management and the Finance group performed additional analyses, including but not limited to a detailed balance sheet and statement of operations analytical review that compared changes from the prior period's financial statements and analyzed all significant differences.  These procedures were completed so management could gain assurance that the financial statements and schedules included in this Form 10-KSB fairly present in all material respects our financial position, results of operations, and cash flows for the periods presented.

•
We implemented new procedures during the first quarter of 2008 that required an additional individual within our finance department to perform a detailed review of all non-recurring manual journal entries above a certain dollar threshold and also to review all other journal entries.

•	We have retained a consultant to analyze and update our written internal controls over financial reporting as necessary.

2.
Further, we note that the proposed disclosure while called “management’s report on internal control over financial reporting” does not state whether management concluded that the company’s internal control over financial reporting was effective or was not effective. Rather we note that you disclose only management’s conclusion on disclosure controls and procedures. Please revise the disclosure you included in the amended 10-K to also disclose management’s conclusion on your internal control over financial reporting required by Item 308 of Regulation S-B.

Please see reply above to Comment 1.

Financial Statements, page F-1

Note 10. Stock-based Compensation, page F-24

3.
Please refer to prior comment 8. While we note the disclosure of the weighted average remaining contractual term of options outstanding, we did not locate similar disclosure for options exercisable. Please include this information in future filings, or tell us where you disclose the information.

The Company will include disclosure for options exercisable in the amended Form 10-KSB/A per the Staff’s comment.

Note 12: Restatement of Financial Statements, page F-29

4.
We note your response to prior comment 12. Please revise this note in your amended Form 10-K to clearly explain to investors what the “Excess Share Liability” represents. Discuss how you applied the guidance in paragraph 11 of EITF 00-19 in concluding that the warrants should be classified as equity. Clearly identify the sequencing method you followed in determining whether you had sufficient authorized and unissued shares to settle the outstanding contracts that fell within the scope of EITF 00-19.

The Company will revise its amended Form 10-KSB/A in accordance with the Staff’s comments, substantially as follows:

(Application of the guidance in paragraph 11 of EITF 00-19 in concluding that the warrants should be classified as equity).

We evaluated the embedded derivative, conversion feature, and the freestanding derivative, the Warrants, in regards to whether they should be recorded as a liability or equity. Our management reviewed the guidance provided by EITF Issue Nos.98-5, 00-19, 05-02, 05-04 and 00-27 and FSP, EITF 00-19-2, "Accounting for Registration Payment Arrangements."  FSP EITF No. 00-19-2 specified that companies that enter into agreements to register securities will be required to recognize a liability only if a payment to investors for failing to fulfill the agreement is probable and can be reasonably estimated.

Furthermore, it clarified that financial instruments, such as warrants, subject to a registration payment arrangement should be accounted for in accordance with applicable generally accepted accounting principles without regard to the contingent obligation.  A warrant that was classified as a liability under EITF 00-19 due to the existence of a registration rights agreement was revalued in regards to classification without regard to the registration rights agreement. We determined that the warrant would be classified as equity, furthermore we evaluated the registration rights agreement under FSP-00-19-2. The issuance of FSP-0019-2 modified the guidance from EITF 00-19, which required a liability to be recognized and measured at fair value, regardless of probability.

At February 14, 2006 we compared our authorized shares to the sum of the outstanding shares and all other share commitments. There were sufficient shares to meet all obligations including the warrant obligation.

After review and consultation with its independent registered public accountants and its audit committee, our management determined to restate our historical financial statements for the year ended December 31, 2006 as result of the debt modification (accounted for as a debt extinguishment). Accordingly, we did not classify the warrants as a liability after the debt modification in February 2006, since they met the criteria for equity classification.

At February 14, 2006, there was no amount of liquated damages payable or other provisions that would cause net cash settlement related to the warrants or conversion feature. Accordingly, the free-standing Warrants and the BCF, and embedded instrument, were classified as equity within “Additional-Paid-in-Capital”.

•	Recognize a debt extinguishment and the resulting loss as a result of debt modification. See detailed explanation is provided in Note 3.

•
 Recognize common shares in excess of shares authorized that are potentially subject to net cash settlement.  Specifically as noted above, we had previously treated the warrants as a liability, and revalued them quarterly.  On February 14, 2006, based on new debt terms and the provisions and clarifications of FSP –00-19-02, we reclassified the warrants as equity when we recorded the new debt.

Beginning in April 2006 and continuing through December 2006 and October 2007, APIX provided us with additional convertible debt financing.   These unsecured borrowings bear interest at 10% per annum and were due on demand.  In October 2007 we reached an agreement with APIX, pursuant to which all the outstanding convertible notes, related interest due, and all loan fees were converted into shares of common stock.

We previously evaluated the convertible notes issued during the period starting April 2006 through June 2007 in accordance with EITF Issue Nos. 00-19 and 05-02 and determined that they were conventional convertible debt instruments in which the APIX, the holder, could only realize the value of the conversion option by exercising the conversion right and receiving the entire proceeds in a fixed number of shares.  We could settle these 2006 convertible debentures in unregistered shares.  Alternatively, we could pay the equivalent amount of cash.

Since these 2006 convertible notes were due on demand, we determined that the best measure of “fair value” would be the market price of its common shares on each of the balance sheet dates. According to EITF 00-19, the estimated fair value of the liability due to the lack of authorized shares was re-measured at each reporting date and on the date when the shareholders approved the reverse stock split, with the increase or decrease in fair value recorded as other expense or income in the Statement of Operations.

In October 2007, when we repurchased all of the warrants exercisable, we repaid the debt with unregistered common stock.

(To clarify the identification of the sequencing method we followed in determining whether we had sufficient authorized and unissued shares to settle the outstanding contracts that fell within the scope of EITF 00-19)

As noted above, when the financing was agreed to in February 2006, we had sufficient authorized shares to meet the existing requirements of convertibility as well as new warrants issued at that time as discussed above.

With the post March 31, 2006 additional convertible cash advances and accrued interest, the number of common shares issuable upon the conversion of these new financings, when combined with existing outstanding common shares, options, warrants and shares issuable upon the conversion of previously existing convertible notes payable and related interest and fees ("diluted shares"), exceeded the then-authorized common shares in April 2006. From June 30, 2006 through March 31, 2007 we recorded a quarterly liability for “excess shares” over authorized. By June 2007, as result of the shareholders approving a reverse stock split without a decrease in authorized shares, we had sufficient authorized shares to again meet the option and any conversion commitments. At that date, we eliminated the excess share liability.

Therefore, as required by EITF 00-19, asset or liability classification of the conversion feature was required for these excess shares.

From April 2006 to June 2007, only a portion of our common shares issuable upon the conversion of these new 2006 convertible notes became subject to liability classification and their values were marked-to-market quarterly in accordance with EITF 00-19.

Effective June 30, 2007, our shareholders approved a reverse split of 1 share for every 10 previously held. As a result, there were sufficient shares to meet the outstanding warrant option and conversion commitments. At June 30, 2007 we reversed the excess share liability. The credit was applied to Additional Paid in Capital.

In the aggregate, there was no affect on total shareholder equity as a result of the above transactions.

The following table provides a detailed schedule in regards to the calculation of “excess” shares.

Excess Share Liability Computation

(shares, warrants, options and $ data is in thousands)
Period ending	Outstanding Shares	No. of Shares on debt conversion	TotalWarrants Outstanding	Total Options Outstanding	Total Shares Needed	Authorized Shares	Excess Shares	FMV

March 31, 2006	101,665	92,040	81,169	6,374	281,248	300,000	(18,752)	$ 0.05

June 30,2006	101,695	120,133	80,944	6,151	308,923	300,000	8,923	$ 0.09

September 30, 2006	102,355	145,111	78,162	5,705	331,332	300,000	31,332	$ 0.05

December 31, 2006	102,355	174,458	75,794	5,109	357,715	300,000	57,715	$ 0.05

March 31, 2007	102,841	200,588	73,818	4,468	381,714	300,000	81,714	$ 0.13

Loan financing History
($ and no. of shares in thousands)
Period ending	Principal	Accrued Interest	Loan Fees	Total DebtOutstan ding	No. of Shares on debt conversion

March 31, 2006	$ 3,660	$ 147	$ 1,715	$ 5,522	92,040

June 30, 2006	$ 5,235	$ 258	$ 1,715	$ 7,208	120,133

September 30, 2006	$ 6,585	$ 407	$ 1,715	$ 8,707	145,111

December 31, 2006	$ 8,160	$ 592	$ 1,715	$ 10,467	174,458

March 31, 2007	$ 9,510	$ 810	$ 1,715	$ 12,035	200,588

* * * * *

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

	By:	/s/ Louis A. Brilleman

cc: John R. Cheney – Cardima, Inc.